SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 17, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Multiplus Fidelidade Releasing Catalog Tomorrow and
Expanding Reward Options

In addition to airline tickets and tourist packages, the new customer loyalty network will have nearly 400 products from which participants can choose

São Paulo, August 17, 2009 – (NYSE:TAM, BOVESPA: TAMM4) Multiplus Fidelidade, the new customer loyalty network with multiple redemption options created as our initiative, will be releasing its rewards catalog tomorrow, August 18. With this catalog, members in the new network will have more options to exchange their frequent flier points for a wide variety of products beyond airline tickets on flights by TAM and its partner airlines and tourist packages through the TAM Viagens tourist agency.

In this first version of the program there are nearly 400 products for members of Multiplus Fidelidade to choose from, ranging from automotive accessories, domestic appliances, phones, and portable electric and electronic devices to toys and health and beauty items, among other things. The catalog will be progressively expanded over time to include more products and services.

The full catalog can be accessed at www.multiplusfidelidade.com.br or at www.tam.com.br (under the “TAM Fidelidade” icon), and the member must have his or her TAM Fidelidade card number and electronic signature for TAM's site on hand. To redeem points and exchange them for rewards, members will need their points redemption password for the TAM Fidelidade program. In this initial phase, a minimum of 7,000 points will be needed to exchange for a selected product, and the catalog can only be used by members who have a CPF number (Brazil’s taxpayer ID), with deliveries confined to Brazil's national territory. TAM’s partner, Americanas.com, will make deliveries to the customer's chosen address.

The second phase of the marketing campaign to introduce Multiplus Fidelidade's online catalog began to appear in two-page spreads last weekend in the weekly magazines Veja, Época and Caras. Tomorrow, August 18, advertisements will start running on the Internet and in radio spots in Brazil’s main cities. The ad placements explain that new partners will soon be announced based on suggestions sent in by customers. They also point out that TAM is already part of the network, and therefore members of the TAM Fidelidade program are eligible for this option to redeem points for a variety of products in the online catalog. To reinforce the sense of convergence and value of the accumulated Multiplus Fidelidade points, the image is made up of circular shapes, which will always contain one of the products available from the catalog.

Prior to the end of September, the advertisement will also appear in the magazines Exame, Carta Capital, Dinheiro, IstoÉ, Época Negócios, Pequenas Empresas Grandes Negócios, Placar, Quatro Rodas, Galileo, Quem and Contigo, in addition to publications specifically dedicated to travel and to women’s and men’s interest. The online media placements can be viewed on sites like MSN, Globo.com, Yahoo, and Estadão. The campaign was developed by the Young & Rubicam agency.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM: (www.tam.com.br)

We have been the domestic market leader since July of 2003, and closed July 2009 with 43.2% of market share. We fly to 42 destinations in Brazil. Through business agreements signed with regional companies, we reache 79 different destinations in Brazil. Our market share among Brazilian companies that operate international flights stood at 88.3% in June. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.3 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.